UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the fourth quarter and for the twelve month period ended on December 31, 2002

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: March 19, 2003

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE YEAR 2002

Highlights

•	Earnings per ADR increased 33.6% from US$1.14 for the twelve-month period ended December 31, 2001, to US$1.53 for the twelve-month period ended December 31, 2002.

•	Earnings per ADR increased 21.9% from US$0.31 for the fourth quarter of 2001 to US$0.37 for the fourth quarter of 2002.

•	Lower production costs on all business lines. Effects of the cost reduction initiatives were fully reflected during 2002.

•	Operating income and net income for each of the four quarters of 2002 have been higher than the respective quarters of the previous year.

•	Reduction of net financial debt(1)of US$63 million in the last 12 months.

Santiago, Chile, March 19, 2003.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2002, which reached US$ 40.2 million (US$ 1.53 per ADR), 33.6% higher than the US$ 30.1 million reported for the year 2001. Operating income for the year 2002 was US$ 82.7 million (14.9% of revenues), higher than the US$73.7 million (14.0% of revenues) of the previous year. The EBITDA(2) reached US$ 144.2 million, higher than the US$ 136.9 million recorded during the year 2001. Revenues obtained during the year 2002 reached US$ 553.8 million, approximately 5.2% higher than the US$ 526.4 million reported for the year 2001.

Earnings for the fourth quarter of 2002 reached US$ 9.8 million (US$ 0.37 per ADR), 21.9% higher than the US$ 8.1 million recorded during the same period of the previous year. Operating income for the fourth quarter reached US$ 22.0 million, higher than the US$ 20.6 million reported for the same period during 2001. During the fourth quarter of 2002 EBITDA reached US$ 37.1 million while revenues totalized US$ 140.0 million, higher than the US$ 35.5 million and the US$ 127.4 million respectively recorded for the same period of 2001.

SQM’s Chief Executive Officer, Patricio Contesse, stated “There is always a good feeling when you deliver the expected results. We have come a long way to overcome adverse market conditions by increasing our sales volumes and reducing our production costs, and we have ended the year with the earnings and operating results for each of the four quarters being higher than the respective quarters of the year 2001.” He added “We have many challenges up ahead, but we are confident that we can continue to manage our Company to deliver the returns our shareholders deserve”.

The analysis of the different business areas is the following:

1.-	Specialty Fertilizers

During the fourth quarter of 2002 revenues reached US$ 67.1 million, higher than the US$60.1 million recorded for the fourth quarter of the year 2001.

Revenues for specialty fertilizers for the year 2002 reached US$ 281.4 million, higher than the US$_259.1 million of the previous year.

		Year 2002	Year 2001	Change in 2002/2001

Sodium nitrate	Th. Ton	59.5	63.1	-3.6	-6%
Potassium nitrate and sodium potassium nitrate	Th. Ton	558.6	544.8	13.8	3%
Blended and other specialty fertilizers(*)	Th. Ton	276.6	241.8	34.8	14%

Total Nitrate Specialty Fertilizers and Others	Th. Ton	894.7	849.7	45.0	5%

Potassium sulfate	Th. Ton	161.0	156.6	4.4	3%

Revenues Nitrate Specialty Fertilizers and Others(*)	MUS$	248.6	227.6	20.9	9%

Revenues Potassium Sulfate	MUS$	32.8	31.4	1.4	4%

Revenues Specialty Fertilizers	MUS$	281.4	259.1	22.3	9%

(*)	Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers. Norsk Hydro Specialty Fertilizers sales for the year 2002 reached approximately US$ 15 million.

Higher revenues obtained during the full year are mainly explained by:

•	Significant increase in sales volumes of potassium related products to the Latin American markets.
•	Increase in potassium nitrate sales to the USA as a consequence of the TRI(3) plant closure, and an increase in soluble potassium nitrate sales to Europe. These increases were partially offset by lower sales of potassium nitrate to China compared to the previous year.
•	Higher sales of Norsk Hydro ASA(4)’s calcium nitrate and other specialty fertilizers, mainly related to the startup of distribution operations contemplated on the SQM - Norsk Hydro commercial agreement.
•	Slight increase in potassium sulfate and boron fertilizer sales.

Specialty fertilizers gross margin(5) for the year 2002 was approximately US$ 6.0 millionhigher than the margin of the previous year. The increase in the gross margin is mainly explained by a significant reduction in production costs resulting from the various cost reduction initiatives implemented during 2001 and additionally by the increase in volume sales. The above was partially offset by a slight reduction on sales prices during the year compared to the prices observed for the year 2001.

On November 12, 2002, SQM signed a contract with PCS Chile(6) pursuant to which SQM agreed to buy from PCS Chile 8,000 metric tones per month of potassium nitrate for a period of 14 months. The main benefits of this operation are related to the logistics and commercial synergies that SQM will obtain due to the increase in sales volumes of potassium nitrate. Currently, SQM supplies PCS Chile potassium chloride, a raw material in the production of potassium nitrate.

Outlook. As anticipated, potassium nitrate supply will increase in 2003 due to additional production from Chilean producers and one Jordanian-based producer. On the other hand, the closure of US company TRI’s potassium nitrate’s Vicksburg(7) facility has helped the market to move towards a supply-demand equilibrium.

Considering the above variations in the world supply for potassium nitrate, together with the projected demand growth for 2003 and the consolidation of the positive effects of the commercial agreements with Norsk Hydro ASA and PCS Chile, SQM estimates that its sales volumes of potassium nitrate and sodium potassium nitrate will be significantly higher than year 2002 volumes. Additionally, prices are expected to be relatively stable.

Potassium sulfate sales volumes are expected to increase by 5 - 10% compared to 2002 and prices should be slightly lower than the prices observed for the year 2002.

Although the biggest efforts in cost reduction were carried out in the years 2001 and 2002, SQM estimates that it will be able to further reduce production costs during 2003, with the subsequent positive effects on sales margins.

2.-	Industrial Chemicals

During the fourth quarter of 2002 revenues increased to US$18.3 million, approximately 5% higher than the US$17.4 million recorded during the same period of the previous year.

Revenues for industrial chemicals for the year 2002 reached US$ 70.8 million, slightly higher than the US$ 69.6 million obtained during the previous year.

		Year 2002	Year 2001	Change in 2002/2001

Industrial nitrates	Th. Ton	187.3	187.0	0.3	0%
Sodium sulfate	Th. Ton	63.2	66.7	-3.5	-5%
Boric acid	Th. Ton	11.3	13.9	-2.6	-19%

Revenues Industrial Chemicals	MUS$	70.8	69.6	1.2	2%

Industrial chemicals gross margin for 2002 was approximately US$ 2.0 million higher than the gross margin of the previous year, which is mainly explained by lower production costs.

Outlook. Industrial nitrates sales volumes for the year 2003 should be slightly higher than those recorded for the year 2002. Production costs for industrial nitrates should follow the same positive trend of nitrate specialty fertilizers.

Sodium sulfate and boric acid should have similar volumes and costs, ending the year 2003 with similar margins to those of the year 2002.

3.-	Iodine and iodine derivatives

During the fourth quarter of 2002 revenues reached US$ 22.4 million, approximately 10% higher than the US$ 20.4 million reported for the same period of the previous year.

Revenues for iodine and iodine derivatives for 2002 reached US$ 84.1 million, approximately 3.4% higher than the US$ 81.4 million obtained during the previous year.

		Year 2002	Year 2001	Change in 2002/2001

Iodine and derivatives	Th. Ton	6.4	5.6	0.8	14%

Revenues Iodine and derivatives	MUS$	84.1	81.4	2.8	3%

(*)					Dollar and volume sales include iodine and a broad range of derivatives.

Average sales prices for the year 2002 fell by approximately US $1.3 per kilogram compared to the previous year. However, SQM was able to recover market share and benefit from the growth of the world market.

Iodine and iodine derivatives gross margin for the year 2002 was approximately US$ 1.0 million lower than the gross margin of the previous year. Lower production costs and the volume increase for the period allowed to partially offset the negative effect of lower sales prices.

Outlook. The world market for iodine has been negatively affected in the past years by an increase in production capacity in Chile, which has been translated in a sales price reduction. However, SQM’s strategy, based in its vast natural resources, its large installed capacity and its low production costs, consists in maintaining its market share.

Notwithstanding strong competition in the market, SQM expects average prices to experience only a slight decrease due to the steady market growth.

In addition to this, the Company expects to benefit from significant cost reductions in the iodine business unit thanks to the start up of its iodine facility at Nueva Victoria.

4.-	Lithium and lithium derivatives

During the fourth quarter of 2002 revenues reached US$ 11.1 million, higher than the US$ 8.8 million reported during the same period of the previous year.

Revenues for lithium and lithium derivatives for 2002 reached US$ 37.3 million, similar to the US$ 37.0 million obtained during the previous year.

		Year 2002	Year 2001	Change in 2002/2001

Lithium carbonate and derivatives	Th. Ton	22.3	21.7	0.6	3%

Revenues Lithium and derivatives	MUS$	37.3	37.0	0.3	1%

The increase in revenues observed during the fourth quarter allowed the Company to recover the lower sales observed up to September 2002. Contributing to the increase in sales observed during the fourth quarter is the increase registered in lithium hydroxide sales. These are directly related to the acquisition made by SQM at the end of the third quarter, which comprised an 18 million lbs stockpile of lithium hydroxide in the US.

Continuing with the last years trend, sales prices for the year 2002 were slightly higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the year 2002 was similar to the gross margin of the previous year.

Outlook. Lithium and lithium derivatives sales volumes for 2003 will be higher than sales volumes of the previous year, mainly due to the increase in sales of lithium hydroxide and the start up of butylithium production. Average prices for 2003 should remain at similar levels of 2002 average prices.

5.-	Potassium Chloride

During the fourth quarter of 2002 total sales reached US$ 9.8 million, lower than the US$ 10.3 million reported for the same period of the previous year.

Potassium chloride revenues for the year 2002 reached US$ 38.2 million, higher than the US$ 36.5 million obtained during the previous year.

		Year 2002	Year 2001	Change in 2002/2001

Potassium Chloride	Th. Ton	286.0	262.9	23.1	9%

Revenues Potassium Chloride	MUS$	38.2	36.5	1.7	5%

Higher annual volumes are mainly explained by an increase in production in potassium chloride in 2002 compared to 2001.

Potassium chloride gross margin for the year 2002 was approximately US$ 4.6 million higher than the gross margin of the previous year due mainly to higher sales volumes.

Outlook. Potassium chloride sales volumes for the year 2003 should be similar to those observed for the year 2002. SQM participates with a small share in potassium chloride’s world market having thus no influence on the dynamics that determine international prices.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$ 46.3 million (8.4% of revenues) during the year 2002 compared to the US$ 43.6 million (8.3% of revenues) recorded during 2001.

Although there is an increase in the total SG&A compared to the year 2001, there are certain items that where not included in the 2001 SG&A that should be considered when comparing the figures of 2002 and 2001. These items correspond to the following:

•	SQM Italy and SQM Mexico are two commercial affiliates that were consolidated in 2002. The additional SG&A related to these two companies for the year 2002 is approximately US$ 2.4 million.
•	The restructuring of the commercial affiliates carried out during 2002 involved approximately US$ 1.0 million in employee severance and other one-time payments.

Operational Outlook for the year 2003

Continuing with the positive trends observed in the last two years, in which the operating income has been higher than that of the previous year, SQM expects 2003 operating income to be higher than the operating income of the year 2002.

Non-operating income for the year 2002 shows a US$ 29.8 million loss which compares to a US$ 29.2 million loss for the previous year. The main variations in the non-operating income were the following:

•	During the first quarter of 2001 a non-operating profit of US$4 million was reflected due to the sale of certain non-essential mining rights.
•	Net financial expenses(8) decreased from US$(32.0) million in 2001 to US$(27.5) million in 2002. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(1) by approximately US$ 63 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.
•	The income derived from the 14.05% stake in the cement Chilean company Empresas Melón S.A., increased from US$1.3 million in 2001 to US$3.0 million in 2002.

During 2001, SQM reflected a negative extraordinary charge of US$ (4.9) million (net of taxes). The above related to costs and expenses associated to the “organizational restructuring” project the Company implemented during the first quarter of 2001.

Notes:
(1)	Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

(2)	EBITDA is defined by the Company as Operating Result plus Depreciation. This indicator must be considered solely as a reference and does not intend to represent a universal way to value different companies, varying according to the criteria employed by each company.

EBITDA is a non-GAAP financial measure derived from the sum of two audited GAAP figures:

EBITDA	=	Operating income	+	Depreciation
US$144,162,508	=	US$82,683,282	+	US$61,479,226

(3)	Trans resources International (TRI) is one of the main producers of potassium nitrate worldwide and has two productive branches: Haifa Chemicals in Israel and Cedar Chemicals in Vicksburg, USA.

(4)	Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Norsk Hydro elected one out of eight SQM’s directors.

(5)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(6)	PCS Chile is a potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company, which owns 37.5% of SQM’s series A shares and during the last general shareholders meeting, elected two out of eight SQM’s directors.

(7)	SQM has no information whether this plant will reopen or not in the future.

(8)	Net financial expenses correspond to total financial expenses net of financial income during the period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based in the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based in the Company’s competitive advantages and in the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 40% world lithium market, 29% world iodine market and 45% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based upon currently available information and involve a number of risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors, which could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of Dec. 31
	2002	2001

Current Assets	486.6	542.2
Cash and cash equivalents (1)	65.7	135.7
Account receivables (2)	138.9	155.5
Inventories	232.8	208.4
Others	49.1	42.7

Fixed Assets	679.1	708.9

Other Assets	156.7	162.3
Investment in related companies (3)	90.5	84.5
Others	66.1	77.8

Total Assets	1,322.3	1,413.4

Current Liabilities	98.4	125.2
Short term interest bearing debt	23.4	68.0
Others	75.0	57.2

Long-Term Liabilities	351.2	433.1
Long term interest bearing debt	324.0	412.0
Others	27.2	21.1

Minority Interest	23.0	23.4

Shareholders' Equity	849.7	831.7

Total Liabilities	1,322.3	1,413.4

Current Ratio (4)	4.9	4.3
Debt / Total capitalization (5)	28.5%	36.0%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

(US$ Millions)	IV Quarter		Year to date
	2002	2001	2002	2001

Revenues	140.0	127.5	553.8	526.4

Specialty Fertilizers	67.8	60.1	281.4	259.1
Nitrate Fertilizers	60.9	53.1	248.6	227.6
Potassium Sulfate	7.0	7.0	32.8	31.4
Industrial Chemicals	18.3	17.4	70.8	69.6
Industrial Nitrates	14.9	12.8	56.9	54.5
Sodium Sulfate	2.0	2.7	8.5	9.0
Boric Acid	1.4	2.0	5.4	6.2
Iodine and iodine derivatives	22.4	20.4	84.1	81.4
Lithium and lithium derivatives	11.1	8.8	37.3	37.0
Other Income	20.4	20.8	80.1	79.4
Potassium Chloride (Potash)	9.8	10.3	38.2	36.5
Others	10.5	10.5	41.9	42.8

Cost of Goods Sold	(88.9)	(79.1)	(363.3)	(345.9)
Depreciation	(15.1)	(14.8)	(61.5)	(63.2)

Gross Margin	36.0	33.5	129.0	117.4

Selling and Administrative Expenses	(14.0)	(12.9)	(46.3)	(43.6)

Operating Income	22.0	20.6	82.7	73.7

Non-Operating Income	(9.1)	(11.6)	(29.8)	(29.2)
Net financial Income (1)	(6.5)	(7.2)	(27.5)	(32.0)
Capitalized Interest (2)	0.3	0.5	1.9	2.4
Exchange gain (or loss)	(2.8)	(2.9)	(3.5)	(3.1)
Others	(0.1)	(1.9)	(0.8)	3.5

Income Before Taxes	12.9	9.1	52.9	44.5
Income Tax	(2.7)	(0.2)	(10.8)	(7.5)
Other Items	(0.4)	(0.7)	(1.9)	(2.0)

Income before extraordinary items	9.8	8.2	40.2	35.0

Extraordinary items		(0.1)		(4.9)

Net Income	9.8	8.1	40.2	30.1
Net Income per ADR (US$)	0.37	0.31	1.53	1.14

EBITDA (3)	37.1	35.5	144.2	136.9

(1)	Financial income - financial expenses
(2)	Capitalized Interests in fixed assets
(3)	Operating Income + depreciation